SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                                 (Rule 13d-102)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
         TO RULES 13d-1 (b) (c), AND (d) AND AMENDMENTS THERETO FILED

                           PURSUANT TO RULE 13d-2 (b)

                                (Amendment No.1)*

                          Applied Magnetics Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.10 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   038213104
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 August 13, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

      Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      |X| Rule 13d-1 (b)
      |_| Rule 13d-1 (c)
      |_| Rule 13d-1 (d)

----------
      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 038213104                SCHEDULE 13G                Page 2 of 6 Pages
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Kennliworth Partners II LP
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                  5     SOLE VOTING POWER

                        9,028,224(1)
                  --------------------------------------------------------------
  NUMBER OF       6     SHARED VOTING POWER
    SHARES
 BENEFICIALLY
   OWNED BY       --------------------------------------------------------------
     EACH         7     SOLE DISPOSITIVE POWER
  REPORTING
    PERSON              9,028,224(1)
     WITH         --------------------------------------------------------------
                  8     SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      9,028,224(1)
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES*


--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      17.11%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*

      PN; BD
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Under the anti-dilutive provisions of a Senior Subordinated Convertible Note (the "Note") held by Kennilworth Partners II, LP ("Kennilworth"), the Reporting Persons may be entitled to a greater number of shares. This amount, if any, has not yet been determined.


                               Page 2 of 6 Pages

CUSIP No. 038213104                SCHEDULE 13G                Page 3 of 6 Pages
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Jeffrey Parket
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
                  5     SOLE VOTING POWER

                        9,028,224(1)(2)
                  --------------------------------------------------------------
  NUMBER OF       6     SHARED VOTING POWER
    SHARES
 BENEFICIALLY
   OWNED BY       --------------------------------------------------------------
     EACH         7     SOLE DISPOSITIVE POWER
  REPORTING
    PERSON              9,028,224(1)(2)
     WITH         --------------------------------------------------------------
                  8     SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      9,028,224(1)(2)
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES*


--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      17.11%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) By virtue of his position as managing member of the general partner of Kennilworth, Jeffrey Parket may be deemed to beneficially own the shares held by Kennilworth.

(2) Under the anti-dilutive provisions of a Senior Subordinated Convertible Note (the "Note") held by Kennilworth, the Reporting Persons may be entitled to a greater number of shares. This amount, if any, has not yet been determined.


                               Page 3 of 6 Pages

Item 1.

      (a)   Name of Issuer.

            Applied Magnetics Corporation

      (b)   Address of Issuer's Principal Executive Offices.

            75 Robin Hill Road
            Goleta, California  93117

Item 2.

      (a)   Name of Person Filing.

            This Amendment No. 1 to Schedule 13G is being filed with respect to shares of Common Stock of the Issuer which are beneficially owned by Kennilworth Partners II LP ("Kennilworth") and Jeffrey Parket. See
            Item 4 below.

      (b)   Address of Principal Business Office or, if none, Residence.

            The principal business address of the reporting persons is:

            40 Cuttermill Road
            Suite 308
            Great Neck, New York  11021

      (c)   Citizenship.

            Kennilworth is a Delaware limited partnership. Mr. Parket is a United States citizen.

      (d) Title of Class of Securities.

            Common Stock, $0.10 par value per share

      (e) CUSIP Number.

            038213104

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

      (a) [x] Broker or dealer registered under Section 15 of the Act.
      (b) [ ] Bank as defined in Section 3(a)(6) of the Act.
      (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act.
      (d) [ ] Investment Company registered under Section 8 of the Investment Company Act.
      (e) [ ] Investment Adviser in accordance with Sec. 240.13d-1(b)(1)(ii)(E).
      (f) [ ] Employee Benefit Plan or Endowment Fund in accordance with
              Sec. 240.13d?1(b)(1)(ii)(F).
      (g) [ ] Parent holding company, in accordance with Sec.
              240.13d-1(b)(ii)(G).


                               Page 4 of 6 Pages

      (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
      (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.
      (j) [ ] Group, in accordance with Sec. 240.13d-1(b)(1)(ii)(J).

      If this statement is filed pursuant to Sec. 240.13d-1(c), check this box [ ].

Item 4. Ownership

      (a)   Amount Beneficially Owned.

            9,028,224(1) (2) shares (by each of Kennilworth and Mr. Parket(3)

      (b)   Percent of Class.

            17.11% (1) (2)

      (c)   Number of shares as to which each such person has

            (i)   sole power to vote or to direct the vote:


                  9,028,224 (1) (2) (by each of Kennilworth and Mr. Parket (3)

            (ii)  shared power to vote or to direct the vote:

                  0

            (iii) sole power to dispose or to direct the disposition of:

                  9,028,224 (1) (2) (by each of Kennilworth and Mr. Parket (3))

            (iv)  shared power to dispose or to direct the disposition of:

                  0

Item 5. Ownership of Five Percent or Less of a Class.

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]

----------

(1) Excluding any shares of Common Stock underlying certain 7% Convertible Subordinated Debentures, which Debentures Kennilworth has agreed to deliver to the Issuer in connection with Kennilworth's purchase of shares of Common Stock reported herein.

(2) Under the anti-dilutive provisions of a Senior Subordinated Convertible Note (the "Note") held by Kennilworth, the Reporting Persons may be entitled to a greater number of shares. This amount, if any, has not yet been determined.

(3) By virtue of his position as managing member of the general partner of Kennilworth, Jeffrey Parket may be deemed to beneficially own the shares held by Kennilworth.


                               Page 5 of 6 Pages

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

        Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

        Not applicable.

Item 8. Identification and Classification of Members of the Group.

            This statement is being filed by Kennilworth and by Mr. Parket because, by virtue of his position as managing member of the general partner of Kennilworth, Mr. Parket may be deemed to beneficially own the shares held by Kennilworth.

Item 9. Notice of Dissolution of Group.

        Not applicable.

Item 10. Certification.

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and were not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and were not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          Kennilworth Partners II LP
                                          By: Kennilworth Advisors LLC,
                                              general partner

Date:  September 14, 1999                 By: /s/ Jeffrey Parket
                                             ------------------------------
                                          Name:  Jeffrey Parket
                                          Title: Managing Member

                                             /s/ Jeffrey Parket
                                             ------------------------------
                                                     Jeffrey Parket

      Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).


                               Page 6 of 6 Pages